Riviera Holdings Corporation
                                                  2901 Las Vegas Boulevard South
                                                            Las Vegas, NV  89109
                                              Investor Relations:  (800)362 1468
                                                            Fax:  (702) 794-9442
                                                           Hotel: (702) 734-5110
                                                               TRADED:  AMEX-RIV

AT THE COMPANY:          AT FRB SAN FRANCISCO:            FOR MR. PAULSON:
Duane Krohn, Treasurer   Bonnie McBride (analysts)        Brian McCarthy, Esq.
and CFO                  Dick Strasbaugh (general info)   Skadden, Arps, Slate
(702) 794-9527           Frank Thorsberg (media)          Meagher & Flom
John Wishon, Secretary   (415) 986-1591                   (213) 687-5070
and General Counsel
(702) 794-9504

FOR IMMEDIATE RELEASE
THURSDAY, MAY 15, 1997

               RIVIERA SIGNS NON-BINDING LETTER OF INTENT TO MERGE

LAS VEGAS, NV - May 15, 1997 - Riviera Holdings Corporation (RHC) and Allen E. Paulson announced today that they had signed a non-binding letter of intent which contemplates the merger of a new corporation owned by Mr. Paulson into RHC. At the closing of the merger, (1) each RHC stockholder would receive $15 per share, plus an amount equal to 7 percent per annum thereon from June 1, 1997 to the closing and (2) RHC would become wholly owned by Mr. Paulson.

Any transaction is subject to, among other things, completion of satisfactory due diligence, negotiation and execution of a definitive agreement between RHC and Mr. Paulson, and negotiation and execution of definitive option and voting agreements between Mr. Paulson and certain institutional shareholders which own approximately 58 percent of the shares of RHC common stock. Among the other conditions to closing the merger are RHC shareholder, Nevada Gaming and other licensing approvals.

No assurance can be given that the merger agreement will be executed or the merger will be consummated.

"The management team is looking forward to the prospect of working with Mr. Paulson to grow the Riviera and other gaming prospects," said Riviera Chairman and Chief Executive Officer William L. Westerman.

Riviera Holdings Corp. operates the Riviera Hotel and Casino, and through its wholly-owned subsidiary Riviera Gaming Management (RGM), operates the Four Queens Hotel and Casino. Riviera Holdings Corporation is traded on the American Stock Exchange under the symbol RIV.

For more information on Riviera Holdings Corporation, dial 1-800-PRO-INFO, code RIV